601 JEFFERSON STREET, TEXAS 77002
PHONE 713.753.3011

July 27, 2016

[Via EDGAR]
Mr. W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re: KBR, Inc.
Form 10-K for the Year Ended December 31, 2015
Filed February 26, 2016
File No. 1-33146

Dear Mr. Cash:

Thank you for your letter dated July 13, 2016 regarding the comments from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC" or the "Commission") with respect to the KBR, Inc. (“KBR”) filings referenced above. Attached are our responses to each of your specific comments. For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text.
In connection with our responses to your comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this submission, we request that you please call me directly at (713) 753-8380 (fax no. (713) 753-5353) or call Beth Ann Dranguet, KBR’s Director - Legal, directly at (713) 753-8729 (fax no. (713) 753-3310).
Sincerely,

/s/ Nelson E. Rowe
Nelson E. Rowe
Vice President and Chief Accounting Officer

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition…page 26

Backlog of Unfilled Orders, page 35

1.
Please more fully explain to us the specific facts and circumstances that resulted in you modifying your backlog policy in the second quarter of 2015 for long term contracts associated with the U.K. government’s privately financed initiatives or projects. Please explain to us how you estimate the total value of work to be performed and clarify whether that amount is equal to or greater than the amount clients are required to pay you. Also, based on your inclusion of your share of work to be performed by unconsolidated joint ventures in your backlog, please revise future filings to quantify the amount of backlog to be executed within one year that will be recognized as revenue and the amount that will be recorded by your unconsolidated joint ventures.

Response:

We acknowledge the Staff’s comment requesting additional information about the modification to our backlog policy in the second quarter of 2015 to include all work to be performed under long-term projects associated with the U.K. government’s privately financed initiatives (“PFIs”). The modification of our backlog policy for PFIs was the result of management’s comprehensive review of our policies and procedures. In that review, we learned that others in the industry, including our partner on one of the PFIs, report the full contract value of these contracts in backlog. Due to the requirements of Item 101(c)(viii) of Regulation S-K to include the dollar amount of backlog orders believed to be firm, and due to PFI contracts including guaranteed minimum payments beyond any early termination date, we determined that the modification of our policy was more reflective of the requirements to disclose orders believed to be firm. Our previous policy towards PFI contracts contrasted with industry practice for commercial contracts which typically obligate customers to compensate contractors only up to the date of termination for convenience. This type of contract is typically included in backlog even when the expected work extends beyond five years. We believe our policy revision provides investors with a more complete and accurate assessment of work under contract to be executed in the future and matches the practice of other PFI contractors.

We calculate estimated backlog for long-term contracts associated with PFIs based on the dollar equivalent value of work our client is contractually obligated to pay us over the term of the contract. This amount includes the contractual minimum payments plus the value of work to be performed over the life of the contract. We update our assessment of the future work to be executed under these contracts on a quarterly basis and adjust backlog if necessary.

We acknowledge the Staff’s request to quantify the amount of backlog to be recognized as revenue and the amount to be recorded by our unconsolidated joint ventures. In future filings, we will include additional disclosure to quantify the amount of backlog to be executed within one year that will be recognized as revenue and the amount that will be recorded by our unconsolidated joint venture similar to the following:

“We estimate that as of June 30, 2016, [X]% of our backlog will be executed within one year. Of this amount, [X]% will be recognized in revenues on our condensed consolidated statement of operations and [X]% will be recorded by our unconsolidated joint ventures.”

Liquidity and Capital Resources, page 36

Operating Activities, page 37

2.
Please revise future filings to quantify and discuss the significant reasons for fluctuations in working capital components, such as the reasons for decreases in accounts receivable, costs and estimated earnings in excess of billings, and accounts payable. To the extent percentage changes in material working capital components are not consistent with percentage changes in revenue, such as during the period ended March 31, 2016, please revise future filings to disclose and discuss why.

Response:

We acknowledge the Staff’s request to clarify our disclosures about fluctuations in our working capital components. Our working capital varies from period to period depending on the mix, stage of completion and commercial terms and conditions of our reimbursable and fixed price contracts and timing of related cash receipts. Working capital tends to increase if our proportion of reimbursable contracts rises and decreases as reimbursable contract volume decreases. However, fixed priced contracts tend to have milestone payments whereby our working capital decreases in the early phases of the contract as billings exceed revenues. The opposite occurs in later phases as revenues begin to exceed billings.

In future filings, to the extent there are significant changes, we will include expanded disclosures to quantify and discuss the reasons for the significant changes by working capital component, including accounts receivable, costs and estimated earnings in excess of billings, accounts payable, and billings in excess of costs and estimated earnings. Additionally, to the extent percentage changes in working capital components are not consistent with percentage changes in our revenues, we will include disclosures to discuss the reason for the inconsistency.

Item 8. Financial Statements and Supplementary Data, page 45

Note 2. Business Segment Information, page 62

Changes in Estimates, page 64

3. Please tell us and, if materially different, revise future filings to disclose the gross amount of contract losses recorded during each period. In addition, please tell us and revise future filings to disclose the current status of your loss power project in the non-strategic business segment, including the total contract value and the percent complete. Please revise future filings to also disclose and discuss any other ongoing contracts with material losses, or any contracts for which material losses are reasonably possible.

Response:

We acknowledge the Staff’s request to provide the gross amount of contract losses recorded during the periods presented. In applying percentage of completion accounting, the identification of estimated additional project costs or the reduction of estimated project revenues that result in a project becoming a loss contract, generally results in a concurrent adjustment to the percentage of completion on the project as a result of the recalculation of our cumulative revenue recognition. Historically, we have disclosed material loss contracts in the Changes in Estimate footnote as well as the MD&A section of our periodic filings at the time they are recorded in the statement of operations. Additionally, we have attempted to disclose the balance sheet impacts from the change in estimate on loss projects net of the percent of completion calculation to reconcile to the reserve for loss on uncompleted projects on the balance sheet. Below is a reconciliation of the change in estimates on loss projects in Note 2.

	2015	2014	2013
Loss recognized in the statement of operations	69	278	137
Loss associated with work previously completed	(55)	(101)	(31)
Loss associated with work yet to be completed	14	177	106

We acknowledge the Staff’s request to provide the current status of our loss power project in the Non-strategic Business segment, including the total contract value and the percent complete. However, our contracts are competitively bid and we consider contract values to be commercially sensitive information that is generally not disclosed to third parties.

In future filings, we will include additional disclosure similar to the following:

“During the three months ended March 31, 2016, we recognized unfavorable changes in estimates of losses on a power project of $5 million primarily due to increased subcontractor costs. Included in the reserve for estimated losses on uncompleted contracts within “other current liabilities” is $33 million and $47 million as of March 31, 2016 and December 31, 2015, respectively, related to the power project discussed above. The project was 73% complete as of March 31, 2016, and we expect to complete it in the first half of 2017.”

We acknowledge the Staff’s request to disclose and discuss any other ongoing contracts with material losses, or any contracts for which material losses are reasonably possible in future filings. However, we wish to point out that all our material contracts have the possibility of incurring losses and we cover this risk in our risk factors.

4. In addition to estimates for contract losses, please quantify and disclose the impact of other material changes in estimates during each period presented, if applicable.

Response:

We acknowledge the Staff’s comment to quantify and disclose the impact of other material changes in estimates and have complied in our periodic filings. We evaluate changes in estimates each reporting period and consider the need to disclose any material changes in estimates in the quarterly period in which the changes in estimates take place as noted in our quarterly and annual filings for 2013, 2014, and 2015. For example, in our 2013 Form 10-K we discuss the positive change in estimate on an LNG project in Australia. In our Q1 2014 Form 10-Q we discuss positive changes in estimates on LNG projects in Algeria and Australia. We will continue to quantify and disclose the impact of material changes in estimates in future filings.

5. Please explain to us and clarify in future filings the differences between the claim amounts related to Government Services disclosed in note 6 and the amounts associated with Form 1s disclosed in note 14.

Response:

We acknowledge the Staff's comments on our disclosures related to Government Services claim amounts in Note 6 and how they relate to Form 1s disclosed in Note 14 for the year ended December 31, 2015.  Total Government Services claims and accounts receivable as of December 31, 2015 and 2014 were $126 million and $145 million, respectively. Of this balance, approximately $83 million and $96 million relate to U.S. government issued Form 1s questioning or objecting to costs billed to them as described in Note 14 as of December 31, 2015 and 2014, respectively. The remaining Government Services claims and accounts receivable balance relates to non-Form 1 disputed costs or contracts where our costs have exceeded the U.S. government’s funded values of the underlying task orders.

In future filings, we will include information in the Government Services discussion that accompanies the table in Note 6 to provide further clarity into the relationship between these amounts and the Form 1s in Note 14 similar to the following:

“Our GS business segment's claims and accounts receivable reflect claims filed with the U.S. government related to payments not yet received for cost incurred under various U.S. government contracts. These claims relate to disputed costs or contracts where our costs have exceeded the U.S. government's funded value on the task order. Included in the amount above is $[X] million and $[X] million as of June 30, 2016 and December 31, 2015, respectively, related to Form 1s issued by the U.S. government questioning or objecting to costs billed to them. See Note 12 to our condensed consolidated financial statements for additional discussions. This amount also includes $[X] million and $[X] million as of June 30, 2016 and

December 31, 2016, respectively, related to contracts where our costs have exceeded the U.S. government’s funded values on the underlying task orders or task orders where the U.S. government has not authorized us to bill. We believe such disputed costs will be resolved in our favor at which time the U.S. government will be required to obligate funds from appropriations for the year in which resolution occurs.”

Note 14. U.S. Government Matters, page 89

6. Please tell us and revise future filings to disclose and discuss why settlements associated with Form 1s substantially declined during the year ended December 31, 2015 relative to the prior year.

Response:

We acknowledge the Staff's comments on our disclosures related to the substantial decline in settlement of Form 1s during the year ended December 31, 2015 relative to the prior year.

As disclosed in our Form 10-Q as of September 30, 2014, we settled several Form 1s with the U.S. Government including Tamimi and H-29.  During the year ended December 31, 2015 we settled several Form 1s with the U.S. government that were not of the same magnitude as the Form 1s settled during the previous year. As is common in the industry, negotiating and resolving these matters is often an involved and lengthy process, which sometimes necessitates the filing of claims or other legal action.  Concurrent with our continued negotiations with the U.S. government on these Form 1s, we await the rulings on the filed claims.  We are unable to predict when the rulings will be issued and when the matters will ultimately be settled. In future filings, we will disclose the reasons for significant increases or decreases in our Form 1s compared to the prior period.